Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

Paul Fischer, Staff Attorney Division of Corporation Finance                 July 3, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:	Anchor Funding Services, Inc.
Registration Statement on Form 10-SB
Filed on April 30, 2007
File No. 0-52589

Dear Mr. Fischer:

As counsel to the above captioned corporation, the following letter is in response to the Staff’s comment letter with respect to Anchor Funding Services, Inc.’s Form 10-SB Registration Statement. We have both electronically filed this response letter and have provided you with hard copy to your mail stop via overnight courier.

Comment

1. Please note that the Form 10-SB goes effective automatically by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and re-filing a new Form 10-SB including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act once your Form 10-SB becomes automatically effective. In addition, we will continue to review your filing until all of our comments have been addressed.

Response

As 60 days have past, we are now a full reporting company and will continue to respond to any open comments of the Staff.

Comment

2.	Please update your financial statements, pro forma financial information and all applicable sections in your next submission.
Response

Comment complied with as we have updated the document to include financial statements and financial information for the quarter ended March 31, 2007.

Comment

3.	We encourage you to disclose your website address, if you have one. Please refer to Item 101(c)(3) of Regulation S-B.

Response
The Registrant does not have a website so none is disclosed. Please note that its subsidiary, Anchor Funding Services, LLC, does have a website.

Comment

4.
Please provide us with copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to the Small Business Administration’s 2004 statistics, as well as to data and information provided by the Commercial Finance Association.

Response

Comment complied with. We will send to your mail stop this marketing and industry data.

Comment

5.
We note your statement on page 4 that you provide your services to clients nationwide. To the extent that most of your operations or services are conducted in particular geographic areas, please disclose the geographic regions. In this regard, we note your disclosure on page 15 that ten customers accounted for approximately 95% of your accounts receivable portfolio as of December 31, 2006.

Response

Comment complied with in the last paragraph under “Business - Overview.”

Comment

6.	Please revise to clarify whether you are currently contemplating a merger and/or acquisition.
Response

Comment complied with under “Growth Opportunities and Strategies” in the first bullet of the first paragraph.

Comment

7.	Please address the following in your industry overview:
•	If true, disclose that your target market of small business is but a small portion of the overall factoring volume you disclose;
•	If known, disclose the volume of factoring attributable to your target market;
•	Disclose that you are a small factoring company with revenues of less than $1 million; and
•	Discuss your ability and likelihood of acquiring other small factoring companies for cash.
Response

Comments complied with under “Industry Overview.”

Comment

8.
Please revise to identify the affiliated company that assists you in managing credit and making collection calls and explain how the company is affiliated. Please update, as appropriate, to clarify whether this temporary arrangement is still ongoing. Please also revise to file the agreement as an exhibit to your filing.

Response

Comments complied with under “Operations.” No written agreement exists between the Registrant and the affiliated party, Preferred Labor, LLC.

Comment

9.	Please clarify whether Creditguard is your own proprietary credit checking system or a commercially available system or service provided by others.
Response

Comment complied with under “Credit Management.”

Comment

10.
Please explain your reference to “net proceeds.” Are you referring to the private placement of preferred shares in the first quarter of 2007? Likewise, explain your statement on page 18 that “investors should read this entire Form 10-SB before deciding to purchase shares of Series 1 Preferred Stock.”

Response

Comments complied with under “Management Information Systems.” Please note that the reference to net proceeds was a typographical error as well as the reference to reading the entire Form 10-SB before deciding to purchase shares of Series 1 Preferred Stock.

Comment

11.
Please clarify what government regulations apply to your operations. You state that you are subject to regulation, but only discuss regulations that may apply. If there is uncertainty about whether particular regulations would apply, please explain why.

Response

Comments complied with under “Government Regulations.”

 Comment

12.
Please expand to discuss in more detail the competitive business conditions in your industry and market as well as your competitive position in the industry and methods of competition. In this regard, we note your expanded disclosure regarding competition in your risk factor disclosure.

Response

Comments complied with under “Competition.”

Comment

13.
Please identify the affiliated company from whom you lease office space and the terms of the lease. File the lease agreement for your Charlotte, North Carolina and Boca Raton, Florida facilities as exhibits.

Response

Comments complied with under “Description of Property” in Item 3.

Comment

14.	Disclose whether you have identified or are in the process of moving to a separate office in Charlotte, North Carolina.
Response

Comments complied with under “Description of Property” in Item 3.

Comment

15.
We note your statement that you raised $6,712,500 in gross proceeds from the sale of 1,342,500 shares of Series 1 Preferred Stock. Your disclosure regarding recent sales of unregistered securities on page 41 indicates that these preferred shares were sold for consideration of $1.00 per share, less broker-dealer compensation. Please revise or advise to address the apparent discrepancy.

Response

Comments complied with in Item 4 of Part II by changing the $1.00 per share to $5.00 per share.

Comment

16.
Please clarify that your Form 10-SB registration statement also may become automatically effective 60 days after its initial filing date. If your Form 10-SB becomes automatically effective, please update this section accordingly.

Response

Comment complied with in Item 1 under “Where you can find Additional Information.”

Comment

17.
Please revise to update, as appropriate, to include the results of any revision or expansion of your line of credit. As appropriate, also revise the liquidity section of your management's discussion and analysis to reflect any changes in your line of credit.

Response

Comments complied with in the fourth risk factor and under Item 2 under “Capital Resources.”

Comment

18.
Please identify here and in your management's discussion and analysis the client that represented 33% of your accounts receivable portfolio_ With a view to disclosure, tell us whether any other clients represented 10% or more of your accounts receivable portfolio. Please also clarify the meaning of "aggregate funds employed."

Response

Comments complied with under the risk factor titled “A Client’s Fraud…” and the “Management’s Discussion - Results of Operations.”

Comment

19. Please revise to indicate the extent to which your executive officers and directors have voting control of your capital stock.
Response

Comments complied with under the risk factor titled “Control of the Company.”

Comment

20.	Please revise to clarify whether your stock is in fact a penny stock, as opposed to “may be.”
Response

Comment complied with under the risk factor titled “Our Common Stock is considered to be a penny stock….”

Comment

21.
In light of several significant events, it appears that your financial results could vary significantly in 2007. Please discuss known trends and uncertainties such as the impact of the loss of revenue from the one customer that provided you with approximately $228,000 in 2006, your intention to reduce your reliance on an affiliated company for aspects of your operations and back office functions, the acquisition of more employees, your plans to move to a new office in Charlotte, your new lease in Boca Raton, and the payment of compensation, benefits, and various reimbursements to executives in 2007.

Response

Comments complied with under “Results of Operations for the first quarter.”

Comment

22.	Please consider expanding your discussion of your critical accounting policies to include the points in Release Nos.: 33-8040; 3445149; FR-60 at .
Response

Comment complied with in Item 2 under “Management’s Discussion.”

Comment

23.
Please revise to include a more robust discussion of liquidity on both a short-term and long-term basis. Include a discussion of your reliance on loans from affiliated parties, as disclosed under "Certain Relationships and Related Transactions" on page 36. Clarify whether or not you can satisfy your cash requirements for the next twelve months. Please refer to Item 303(a)(1)(ii) of Regulation S-B.

Response

Comments complied with under “Liquidity and Capital Resources.”

Comment

24.	Please revise to clarify what to item you refer in the concluding sentence of this discussion.
Response
Comments complied with under “Cash Flow from Financing Activities.”

Comment

25.	Please revise to briefly explain why shares of preferred stock have greater voting rights than the number of shares into which they are convertible.
Response

Comment complied with under “Security Ownership of Certain Beneficial Owners and Management.”

Comment

26.
Please expand the table or provide a separate table that provides beneficial ownership information required by Item 403 of Regulation S-B with respect to the Series 1 preferred stock. Since you have two classes of voting securities, and the number of shares of common stock underlying the Series 1 preferred stock may be different from the corresponding voting rights, also include a column showing the total voting power held by each person.

Response

Comment complied with under “Security Ownership of Certain Beneficial Owners and Management.”

Comment

27.	Please revise to disclose the natural persons who have sole or shared voting or investment powers over shares held by non-natural entities, such as the Buechel Family Limited Partnership.
Response

Comment complied with under “Security Ownership of Certain Beneficial Owners and Management.”

Comment

28.  Please disclose whether Messrs. George Rubin and Morry Rubin are related.
Response

Comment complied with under Part I, Item 5.

Comment
29.
We note that you have disclosed the definition of "independent director" used by NASDAQ. To provide context as to why you have disclosed this definition, move your disclosure under "Corporate Governance" on page 31 to this section.

Response

Comment complied with under Part I, Item 5 under “Committees.”

Comment

30.
It appears that you have largely recited verbatim the terms of your executive offerings’ employment agreements, which makes the disclosure lengthy and difficult to understand. Please revise to summarize the material terms of each agreement, pursuant to Item 402(b)(4)(c)(1) of Regulation S-B.

Response

Comment complied with under “Executive Compensation.”

Comment

31.
We note your statement that no value of the options is reflected in the table because there is no public market for your common stock. Disclosure on page P-2 of your pro-forma financial statements indicates that the options have been assigned a value, however. Please revise or advise.

Response

Comment complied with under “2007 Omnibus Equity Compensation Plan.”

Comment
32.
Although you disclose on page 25 that you do not have any committees of the board of directors, you disclose here the compensation that directors will receive as a result of their activities on board committees. Please advise and disclose whether you intend to form board committees.

Response

Comments complied with under “Director Compensation.”

Comment

33.	Please confirm, if true, that the reference to "Series A Preferred Stock," should be to "Series I Preferred Stock."
Response

Comment complied with under Part II, Item 1.

Comment

34.	Provide the all disclosures, including exhibits, required by Item 304 of Regulation S-B.

Response

The Registrant never had a prior independent auditor before retaining the services of Cherry, Bekaert & Holland, L.L.P. to perform and audit for the fiscal year ended December 31, 2006. Accordingly, the Item 304 exhibits and disclosures do not apply.

Comment
35.
Please advise us of the basis for your view that the 525,555 issued in connection with your predecessor’s bankruptcy were exempt from registration pursuant to Section I145(a)(1) of the Bankruptcy Code. In particular, provide us with your analysis of why you believe that the 367,500 shares offered and sold to Halter Financial Group were exempt from registration pursuant to Section 1145(a)(1). In doing so, please describe the relationship of Halter Financial Group, LLC to Anchor Funding before, during, and after the bankruptcy filing, In addition, provide us with your analysis regarding why Halter Financial should not be deemed an underwriter under Section 1145(b) of the Bankruptcy Code. Upon reviewing your response, we may have further comments. Please also see our related comment below under "Item 4. Recent Sales of Unregistered Securities."

Response

See our separate legal response to comment 35, together with a copy of the Bankruptcy Court Order confirming the First Amended Joint Plan of Reorganization.

Comment

36.
Please revise to include complete disclosure pursuant to Item 701 of Regulation S-B. Please include the facts relied upon in making an exemption available. Please also include consideration received in each instance. We note, for example, that you have not included consideration received for the warrants issued to Fordham Financial Management, Inc., which appears to be a separate issuance of securities.

Response

Comments complied with under Part II, Item 4.

Comment

37.	We note that you have not included disclosure regarding the 525,555 shares issued in reliance on Section 1145(a)(1) of the Bankruptcy Code. Please advise or revise.
Response

While we complied with your comment, we do not believe that this section requires us to report the sale of securities issued in a public offering in accordance with Section 1145(c) of the Bankruptcy Code as Section 5 of the Securities Act does not apply to these securities. Also, see our response to comment no. 35 in regard to Section 1145(c) of the Bankruptcy Code.

Financial Statements

Notes to the Financial Statements, page F-6
38.	Please show in tabular summary form the information about warrants required by Rule 4-08(i) of Regulation S-X. Page 23 states that warrants for at least 1,342,500 common shares are outstanding.

Response

Comments complied with in Note 10 to the revised 12-31-06 financial statements.
Comment
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-6
39.	Tell us your consideration of SAB Topic 13.A.3 f, in your financial reporting for your non-refundable transaction and time-based fees.

Response

Comments complied with in Note 2, under Revenue Recognition, to the revised 12-31-06 financial statements.

We believe Topic 13 does not apply to us. Topic 13 relates to non-refundable fees charged to enter into long-term contracts; our non-refundable fees are service fees for individual transactions.

Comment

Stock Based Compensation, page F-7

40.  Disclose the impact of adopting FAS 123R on your financial statements.

Response
Comments complied with in Note 2, under Stock Based Compensation until December 31, 2005, to the revised 12-31-06 financial statements.

Comment

Note 4. Retained Interest in Purchased Accounts Receivable, page F-9

41.	Tell us why you had a negative retained interest in the transportation receivables for 2006.

Response

We have a customer in the transportation business. We are in process of severing our relationship with this customer. As cash in collected on this customer’s factored invoices, we are holding substantially all the money. We are doing this to protect ourselves from any potential uncollected invoices and to ensure we will collect all fees due us when this relationship is finally terminated. We anticipate all this customer’s invoices to be collectible and that our fees will be less than the money collected. We expect this matter to be resolved by July 31, 2007.

Comment

Note 8. Related Party Transactions, page F-10

42.	Disclose the interest income and interest expense for each year on a gross basis rather than net basis.

Response

Comments complied with in Note 8, under Due from/to Related Company, to the revised 12-31-06 financial statements.

Comment

Note 9. Subsequent Events, page F-11

43.
You disclose that BTHC XI, Inc. has no operations and no assets or liabilities. Audited financial statements for BTHC XI, Inc. would not be required because of an exception for a company that has no assets, liabilities or operations. However on page P-2, you disclose that BTHC XI has prepaid expenses of $2.9 million which would negate the exception and require audited financial statements for BTHC XI, Inc. Tell us your rationale and the accounting literature upon which you relied to debit prepaid expense and credit APIC for $2.9 million. Tell us your consideration of providing audited financial statements for BTHC XI, Inc.

Response

In responding to this comment, we consulted with our attorney and auditors’ and researched all related documents and concluded the 2.9 million in prepaid expenses recorded on BTHC XI, Inc.’s balance sheet was incorrect. The 2.9 million prepaid expense has been removed and the December 31, 2006 pro-forma balance sheet has been revised appropriately.

Comment

Unaudited Condensed Consolidated Pro Forma Financial Information, page P-1

44.	Clarify that the unaudited condensed pro forma statement of operations gives effect to the acquisition as of January 1, 2006.

Response

Comments complied with in the revised Unaudited Condensed Consolidated Pro Forma Financial Information.

Comment

Notes to the Unaudited Condensed Balance Sheet, page P-2
Notes to the Unaudited Condensed Statement of Operations, page P-3,

45.	Expand your notes here to show in detail how each amount appearing as a pro forma adjustment was calculated as well as assumptions made.

Response

Comments complied with in the revised 12-31-06 pro-forma balance sheet and statement of operations.

Comment

46.
Stock options issued to the CEO, President and two directors and the related tax effect should not be included in the pro formas since the issuances are considered nonrecurring. The information regarding the stock options and related tax effect should be presented for informational purposes in the notes to the financial statements. Please revise.

Response

Comments complied with in the revised 12-31-06 pro-forma balance sheet and statement of operations).

Please be advised of the following on behalf of the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MORSE & MORSE, PLLC

By:	/s/ Steven Morse
Managing Member